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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DNB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2222567
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Brandywine Avenue, Downingtown, PA	19335
(Address of Principal Executive Offices)	(Zip Code)

Bruce E. Moroney, Chief Financial Officer DNB FINANCIAL CORPORATION 4 Brandywine Avenue, Downingtown, Pennsylvania 19335 (484) 359-3153
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [X].

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [ ].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock (par value $1 per share)	350,000 shares	$20.50	$20.50	$767.73

(1) The price per share of $20.50 is estimated, in accordance with Rule 457(h)(1) under the Securities Act, solely for the purpose of determining the registration fee and was the average of the bid and asked prices per share of the Common Stock on February 17, 2006, which was within five (5) business days prior to the date of filing of this registration statement.

Part I

INFORMATION REQUIRED IN PROSPECTUS

Dear Shareholder:

Enclosed is a prospectus describing our Dividend Reinvestment and Stock Investment Plan.

Under the terms of this convenient and economical plan, shares of DNB Financial Corporation’s common stock are available for purchase through Registrar and Transfer Company, the plan administrator. Trading in shares of DNB's stock is reported on the Over-The-Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system, under the symbol DNBF.OB. Under the plan, you will not pay any brokerage fees on purchases - including not only purchases you make by reinvesting cash dividends on DNB common stock, but also purchases you may choose to make with additional funds.

Please take a few moments to consider enrolling in the Plan by reviewing the Prospectus. Should you decide to join other DNB Financial Corporation investors participating in the Plan or to increase your current holdings in DNB, simply complete the enclosed form and return it in the postage paid envelope.

If you have any questions, please call Registrar and Transfer Company at 1-800-368-5948 and a representative will be glad to help you.

Sincerely,

/s/ William S. Latoff

William S. Latoff
Chairman and
Chief Executive Officer

DNB Financial Corporation 4 Brandywine Avenue Downingtown, PA 19335	DIVIDEND REINVESTMENT AND STOCK INVESTMENT PLAN ENROLLMENT CARD

Please print or type all information except signatures. Questions? Call toll-free at 1-800-368-5948 from 8:00 a.m. to 7:00 p.m. Eastern Time, Monday through Friday. Mail your completed Enrollment Card in the courtesy envelope provided to the address set forth below. If stock certificates are enclosed, please return by registered mail to:

REGISTRAR AND TRANSFER COMPANY
Dividend Reinvestment Plans
P. O. Box 664, Cranford, New Jersey 07016

Please sign the authorization located on reverse side of this form and complete the information below.

Name(s):_______________________________

______________________________________

Address:_______________________________

City/State/Zip:___________________________

Social Security Number:____________________

Daytime Phone Number:____________________

Completion and return of this Enrollment Card authorizes your enrollment in the DNB Financial Corporation Dividend Reinvestment and Stock Investment Plan.

DIVIDEND REINVESTMENT OPTION

Please check the box below if you choose to reinvest all of the dividends paid on DNB Financial Corporation common stock registered in your name and held for you under the Plan.

[  ] Full Dividend Reinvestment - Please reinvest all dividends for this account, including dividends paid with respect to shares I purchase with optional cash payments, if applicable.

[  ] Partial Dividend Reinvestment - Please reinvest dividends on ______ shares for this account, including dividends paid with respect to shares I purchase with optional cash payments, if applicable.

[  ] SAFEKEEPING OPTION

I wish to take advantage of the Plan’s safekeeping feature. Enclosed please find _____ certificates (#s_______________)
totaling __________ shares. I understand that dividends on these shares will be automatically reinvested.

SIGNATURES

By signing this form, I request enrollment in the Plan, certify that I have received and read the prospectus describing the DNB Financial Corporation Dividend Reinvestment and Stock Investment Plan and agree to abide by the terms and conditions of the Plan. I hereby appoint Registrar and Transfer Company as my agent with respect to the Plan and authorize them (and any successor Plan agent) to apply dividends and any cash payments I make towards the purchase of shares of common stock of DNB Financial Corporation under the plan. I understand that I may revoke or change this authorization at any time by written notice to Registrar and Transfer Company in accordance with the terms and conditions set forth in the prospectus. ALL JOINT OWNERS MUST SIGN.

___________________________ __________________  ___________________________ __________________
Shareholder's Signature       Date       Shareholder's  Signature   Date

NOT FDIC INSURED - MAY LOSE VALUE -NOT BANK GUARANTEED

PROSPECTUS

DNB FINANCIAL CORPORATION

DIVIDEND REINVESTMENT AND STOCK INVESTMENT PLAN

350,000 Shares of Common Stock (Par Value $1.00 per Share)

DNB Financial Corporation ("DNB"), headquartered in Downingtown, Pennsylvania, is a Pennsylvania bank holding company with offices in Chester and Delaware counties, Pennsylvania. Its wholly owned subsidiary, DNB First, National Association (the "Bank"), offers a full range of financial, trust and investment services to its retail and commercial customers. Market trades of our common stock are quoted on the NASDAQ Bulletin Board under the symbol DNBF.OB. With this prospectus, we are offering participation in our Dividend Reinvestment and Stock Investment Plan (the "Plan") to record holders of our shares of common stock.

The Plan allows you to:

●	Participate if you currently own our common stock.

●	Buy additional shares of our common stock by automatically reinvesting all or a portion of the cash dividends paid on your shares of common stock.

●	Buy additional shares of common stock by making optional cash investments of $250 to $5,000 per calendar quarter.

The shares issued under the Plan may be either new issue common stock (this may consist of shares previously held as treasury stock or authorized shares not previously issued), common stock purchased on the open market, or a combination of the foregoing. For common stock issued by us (whether treasury stock or otherwise), the per share price paid by you will be the fair market value of the common stock on the day the shares are purchased. "Fair market value" with respect to any day means the average of the bid and asked prices for shares of our common stock over the most recent three days they are reported, as reported on the NASDAQ Bulletin Board. When common stock is acquired in the open market, the share price paid by you will be the weighted average purchase price of all shares acquired during the purchase period . Fees and brokerage commissions will be charged for using other Plan services, including if you sell shares of common stock from the Plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares being offered hereby are not bank accounts or deposits and are not insured by the federal deposit insurance corporation or any other government agency, and are subject to investment risk, including the loss of principal. PLEASE READ THE “RISK FACTORS” SECTION OF THIS PROSPECTUS BEGINNING AT PAGE 5.

The date of this prospectus is February 21, 2006.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SHARES IN ANY STATE OR OTHER JURISDICTION IN, WHICH SUCH AN OFFER OR SOLICITATION IS NOT, AUTHORIZED. EXCEPT AS OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF ITS DATE OF ISSUE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF DNB OR THE BANK SINCE THE DATE OF THIS PROSPECTUS.

We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. The Plan is not available to any person to whom we may not legally offer it. You should not assume that the information in this prospectus is still accurate after the date stated on the front of this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted, and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of ours, our descriptions are summaries and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any materials we file with the Commission at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we may file many of our documents electronically with the Commission, and you may access those documents over the Internet. The Commission maintains a "web site" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address is "http://www.sec.gov."

The Commission allows us to "incorporate by reference" the information we file with them in this prospectus. This helps us to disclose information to you by referring you to the documents we file with the Commission. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference each of the documents listed below:

●	Our Annual Report on Form 10-K for the year ended December 31, 2004.

●	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005.

●
Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 31, February 14, February 25, April 1, April 11, April 18, April 21, April 27, May 26, June 1, July 27, August 25, October 18, October 31, November 15, November 18, November 22, November 23, December 27, 2005 and January 9, January 27, February 1, 2006.

●	Our proxy statement for the 2005 annual meeting of shareholders filed with the Commission on March 9, 2005 (File No. 0-16667).

●
The description of our common stock contained in our registration on Form 8-A filed with the Commission on April 4, 1988, and the description contained in our Amended and Restated Articles of Incorporation filed as Exhibit 3(i) to our Form 10-Q filed with the Commission on August 14, 2001 (File No. 0-16667).

●	All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the Plan.

All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the effectiveness of this Registration Statement and prior to the filing of a post-effective amendment hereto that either indicates that all securities offered hereby have been sold or deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Upon written or oral request by a Plan participant, we will deliver a copy of each of the documents described in the two preceding paragraphs to such participant free of charge. To request any or all of such documents, a Plan participant may use the following contact information:

DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335
Attention: Bruce E. Moroney, Chief Financial Officer
(484) 359-3153
bmoroney@dnbfirst.com

We will also deliver to each Plan participant a copy of each report, proxy statement and other communication that we distribute to our security holders generally. Such materials will be sent at the time that it is sent to our security holders and, if not received by any Plan participant, may be obtained free of charge upon written or oral request using the contact information shown above.

You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you with information that is different.

FORWARD-LOOKING STATEMENTS

Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement may include statements that are not of historical facts and may pertain to future operating results or events or management’s expectations regarding those results or events. These are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this Prospectus that are not historical facts. When used in this Prospectus, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, or words of similar meaning, or future or conditional verbs, such as “will”, “would”, “should”, “could”, or “may” are generally intended to identify forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (1) competitive pressures among financial institutions may increase; (2) changes in interest rates may reduce banking interest margins; (3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted; (5) other unexpected contingencies may arise; (6) we may change one or more strategies described in this document; or (7) management’s evaluation of certain facts, circumstances or trends and the appropriate responses to them may change. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are either beyond our control or not reasonably capable of predicting at this time. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements. Readers of this Prospectus are accordingly cautioned not to place undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

RISK FACTORS

Your investment in shares of our common stock involves significant risk, and you could lose your entire investment. You should carefully consider the following risk factors and the other information in this Prospectus before you purchase any shares. Some of the risks are described below.  These are not all of the risks applicable to an investment in our common stock.  This discussion only identifies certain risk factors we think are material for you to consider in evaluating us.  We are subject to many other risks common to the banking industry and to the community in which we operate.

Here are some risks that affect our business and could affect the value of your investment:

Heavy Competition. We now face strong competition from many Pennsylvania and out-of-state banking and thrift institutions, many of which have been in business for a number of years and have established customer bases. We expect to continue to face this strong competition in the future. Competition also comes from other businesses that provide financial services, including consumer loan companies, credit unions, mortgage brokers, insurance companies, securities brokerage firms, investment advisors, money market funds and other mutual funds, and private lenders. Many of these competitors have resources greater than ours. They have the advantages of an established market presence and customer base, name recognition and a greater capital base. While our strategy is to attract customers by providing personalized services and making use of the business and personal ties of our management, there is no assurance we will keep or increase market acceptance and be able to operate profitably. Many financial service providers believe our market area, Chester County, is an attractive market because of its strong economic growth. As a result, we are experiencing particularly intense competition in our primary marketplace. This includes attempts at new entry into the market by established competitors that had not previously done business in Chester County, as well as the formation of new banks with management that are experienced in the Chester County market. All of these factors may adversely impact our ability to maintain or increase our profitability.

Small Size and Geographic Restrictions. We are a community bank and do not have the capital resources or the number of people that many of our competitors have. In addition, we cannot provide as many products or services as some of our competitors, making it more difficult for us to compete. Our market territory is relatively small, which limits our ability to diversify our credit risks and increase our business.

Real Estate Loans. Like many community banks, many of our loans are commercial loans secured primarily by commercial real estate. We are more vulnerable to losses on these loans if commercial real estate generally suffers a downturn in values. As a result, if commercial real estate values decline in the future, our profitability could be adversely affected.

Dependence on Interest Income. Our profitability depends heavily on net interest income. This means we can only be profitable if we lend money at higher interest rates than we borrow it through deposits and other debt. Recently the margin between lending rates and borrowing rates has gotten smaller, causing our net interest income to decline. While we are increasing fee-based income to make us less dependent on interest rates for profitability, we have not completed the implementation of strategies to increase our fee-based income. If interest rate margins shrink further, or if we are unable to diversify our business to generate greater fee-based income, our profitability may be negatively impacted.

Dependence on Key Personnel. As a community bank, our success will depend greatly on the continued services of our executive officers. In order to be successful, we must attract, retain and motivate key employees, and if we fail to do that, our profits could be hurt. We may not be successful in continuing to recruit experienced people for positions with us, or in retaining necessary people. If we lose Mr. Latoff’s or Mr. Hieb’s services or those of other key personnel, our future prospects could be harmed.

Director and Officer Liability Limitations. Under our articles of incorporation and Pennsylvania law, our directors and officers may not be liable to us unless they breach a duty of loyalty, or they engage in intentional misconduct or violate the law, or if they gain an improper personal benefit. Our bylaws permit us to indemnify our officers and directors to the fullest extent permitted by law for all expenses incurred in settlement of actions against them in connection with their service to us. Because we indemnify our directors and officers, there is a risk they could make riskier decisions than they would make if we did not offer them this protection.

Risks Related to Balance Sheet Repositioning. We announced a comprehensive plan designed to reposition our balance sheet and improve core earnings. The plan calls for a substantial reduction in the size of the investment portfolio and expansion of the loan portfolio through new originations, increased loan participations, as well as strategic loan and lease receivable purchases. We also announced plans to reduce debt borrowings with cash flows from existing loans and investments and from new core deposit growth. It is possible we will not be able to originate new loans or additional core deposits as quickly planned, or that changes in interest rates will make this strategy less effective in achieving our profitability goals. If we do not achieve our balance sheet repositioning or revenue enhancement goals, our profitability may be adversely affected.

Concentration of Voting Control. William S. Latoff, our Chairman and Chief Executive Officer, now owns 106,956 shares of our common stock, including 4,410 shares of restricted stock that will vest on May 25, 2008. He can also obtain 50,352 additional shares of common stock by exercising options he has previously been granted by the Company. Therefore, with the shares of common stock represented by options, he potentially controls 6.73% of issued and outstanding voting stock. He has expressed his intent to purchase additional shares of our common stock in the future. We are likely to grant him additional stock options, restricted stock or other equity-based compensation that would increase his voting percentage further. Our directors and officers as a group now own a total of 189,140 shares of our common stock, including 16,569 shares of restricted stock that will vest in the future. They can also acquire 175,918 additional shares of common stock by exercising options they have been granted. With the shares of common stock represented by options granted them, our directors and officers as a group potentially control 14% of our issued and outstanding voting stock. Many of our directors and officers have indicated their intent to purchase additional shares of common stock in the future. Further, it is likely they will be granted additional stock options, restricted stock or other equity-based compensation that would further increase the total voting percentage of our directors and officers. We believe ownership of stock causes our directors and officers to have the same interests as our shareholders, but it also gives them the ability to vote as shareholders for matters that are in their personal interest.

Possible Future Capital Needs. There is no assurance we will be able to generate sufficient capital through retained earnings to achieve our operating and growth goals. We may require additional capital in the future to support growth and expansion, to increase our legal lending limit, and to accept increased deposits. If we are not able to raise sufficient capital at an acceptable cost, we may not reach our profitability goals and the value of a shareholder’s investment may be adversely affected.

Possible Dilution from Future Equity or Debt Offerings. We may make additional offerings of equity or debt privately or publicly without further approval by holders of our common stock. These offerings may include senior debt, subordinated debt, additional trust preferred securities or common or preferred stock, any of which we can issue without shareholder approval. Additional debt or equity could be issued at prices that are greater or lower than the market price of our shares. The offerings could dilute the book value, voting control or market value of shares you purchase under the Plan.

Our Profitability is Affected by Interest Rate Changes.  Our profitability depends largely on our net interest income. This is the difference between our interest income on loans, investments and other assets, and our interest expense on our deposits, borrowing and other liabilities. We try to identify and manage interest rate risk, which is the risk that we will not be able to keep investing our money at a higher rate than we borrow it. To manage interest rate risks, we have to keep track of the interest we earn and the interest we pay. When interest rates change, the relationship between our interest income and our interest expense changes. Interest rate changes can be complex. For example, the relationship between short-term interest rates and long-term interest rates can change. We try to limit the chances that these changes may make us less profitable. The types of assets and liabilities we have can also affect our profitability when interest rates change. For example:

(a) Our assets and liabilities may change interest rates at different times.
(b) Our assets and liabilities may not mature at the same time.
(c) Some types of assets and liabilities may be repayable sooner or later as interest rates change.

Normally, we expect our assets and liabilities not to have the same sensitivity to changes in interest rates. This means that a change in interest rates will normally either increase or decrease our net income. As of December 31, 2005, we were in an asset sensitive position, meaning that, when interest rates change, the rates we earn on our assets change more quickly than the rates we pay on our liabilities. In this situation, a decline in interest rates could reduce in our net income. In addition, as of December 31, 2005, our liabilities, on average, were scheduled to be repaid sooner than our assets. As a result, when short-term interest rates rise faster than long-term interest rates, the interest we pay on our liabilities will increase faster than the interest we receive on our assets, which can reduce our net income. We cannot predict interest rate changes or the relationships between long-term interest rates and short-term interest rates.

If the Economy Gets Worse in Our Market, Our Profits Could be Hurt. Recent news reports indicate economists think the U.S. economy might not do well in 2006. Our profits can be hurt if the economy does not do well in areas where we do business, because we may not be able to find as many creditworthy borrowers, or borrowers may decide to borrow less, or our losses on defaulted loans can increase if borrowers have financial problems.

If Our Allowance for Credit Losses is Not Enough to Cover Future Loan Losses, or if We do not Manage our Credit Risks, Our Earnings Could Decrease. We make assumptions and judgments about the collectibility of our loans, including the creditworthiness of our borrowers and the value of any collateral securing our loans. To determine our allowance for credit losses, we review our loans and our experience with loan losses and late loan payments, and we evaluate economic conditions. If we make the wrong assumptions, our allowance for credit losses may not be large enough to cover future losses on our loans. We also might make other mistakes in managing our credit risks. For example, we might not identify credit risks in a loan or in our portfolio accurately. We might make mistakes in managing our loans or in trying to recover losses. These mistakes might reduce our income, or require us to apply more of our income to add to the allowance for credit losses, or both. Either of these results would hurt our profits. Our bank regulators also have to review our allowance for credit losses. If our regulators decide we should increase it, we have to apply more of our income to do so, which might reduce our profits.

We Have a Concentration of Exposure to Some Borrowers, Which Adds to our Risks. The total amount of loans we make to a group of related borrowers is called our exposure to a borrowing relationship. As of December 31, 2005, the largest exposure we had to a group of related borrowers was $3.6 million. This equaled 8.0% of the total amount of our regulatory capital. For these purposes, our regulatory capital includes our stated capital, our capital surplus, and certain portions of our allowance for credit losses, with further adjustments, as required by our banking regulators. The standard lending limit for national banks is equal to 15% of this regulatory capital. As of December 31, 2005, our total exposure to our 10 largest borrowing relationships was approximately $27.0 million. This was approximately 60% of our regulatory capital for these purposes. Because a default on a loan to one borrower in a group of related borrowers can often result in defaults on the other loans to related borrowers, and because larger loan amounts produce more losses to a bank when they go into a default, if any of these loans goes into default and we cannot recover all we have lent, there is a greater risk that a default on these loans will produce a greater loss, and consequently a greater reduction in our profitability. If the total exposure to a few borrowing relationships gets too big in relation to a bank’s capital, it increases the risk that loan defaults on those borrowing relationships will reduce the bank’s capital. Without enough capital, a bank cannot operate profitably and may be subject to regulatory enforcement action.

Changes in Regulations and Accounting Rules May Hurt our Revenue. Section 404 of the Sarbanes Oxley Act requires many companies to spend a lot of money to strengthen their internal control. We do not know yet whether that requirement will apply to us, but we are having to make changes in our accounting and auditing in case it will. In addition, our auditors are charging us more because they have to do more work in auditing our records. Other recent accounting changes, such as the new rules for recognizing expenses associated with the value of stock options we grant to employees, are changing our accounting and business practices. The USA Patriot Act and new regulations under the Bank Secrecy Act are also costing us a lot of money. Other new bank regulations are also being adopted, and we must spend money to comply with them. In other cases, such as with our trust preferred securities, Bank Owned Life Insurance and tax and accounting positions we have taken, we depend upon Congress, regulatory agencies and accounting rulemaking bodies not to make changes in their current positions on the proper treatment of many of our activities. Any changes in these positions could hurt our financial position and our profitability. We do not know what other rules will be adopted in the future or whether new rules will be adopted. New rules and changes in rules may increase our expenses in complying with them. This may hurt our future profits in ways we cannot predict now.

Unexpected Events Affecting our Marketing Partners Could Hurt Our Revenues. Over recent years, we have sold more products and services jointly with other organizations, and we have relied more on other organizations to provide services to us to support our activities. We believe this trend will continue and that we will be more dependent in the future on other organizations in order to run our business efficiently and profitably. If an unexpected loss or problem affects one of these organizations, it could cost us money or hurt our ability to be profitable. While we try to plan for these risks, we may not predict some of these types of events.

Our Expansion Plans May Not be Successful. We have been adding branches and offices, and we may add more in the future. We do this so that we can provide our products and services to more customers, which we believe will make us more profitable. New offices cost us more money, but we expect them to become profitable after a time. If new offices do not become as profitable as we hope or do not become profitable as quickly as we expect, our profits may be hurt.

Unexpected Disasters May Hurt Our Profitability and Your Investment. Terrorist acts, conflicts, wars and natural disaster may seriously harm our business and revenue, costs and expenses and financial condition and stock price. While we try to make contingency plans to help continue our business if a disaster occurs, we might not anticipate every type of disaster, and our plans might fail. In addition, some disasters might be so overwhelming that we would not be able to recover from them. These situations could hurt our profitability and in the worst case could destroy our business and wipe out your investment.

Here are some risks that do not affect our business but could affect the value of your investment:

You Bear Market Risks Relating to the Timing of Purchases and Sales. Although the plan states generally when purchases and sales of shares held in the Plan will be made, the Plan Administrator will decide exactly when to purchase or sell shares. You will not be able to control the time or price of purchases or sales. As a result, there is a risk that the price or value of shares of our common stock will go up or down before the Plan Administrator makes purchases or sales affecting your account.

Your Money Will Not Earn Income In the Plan Before a Purchase or After a Sale. You will not receive interest on money the plan holds for you before a purchase or after a sale.

On a Liquidation or in Certain Other Cases, Our Debt Holders May Hold Rights Superior to Shareholders. We have issued trust preferred securities that constitute indebtedness. These securities contain covenants requiring us to repay the debt with interest. If we fail to do so, the holders of that debt will have rights to seek repayment, and their claims on our assets will have priority over your claim as a shareholder.

Our Governing Documents May Reduce the Influence of an Individual Shareholder.  Our articles of incorporation and bylaws give our directors substantial control over who sits on our board of directors and what proposals are presented to our shareholder to consider. For example, the board is divided into three staggered classes of directors. Only one class gets re-elected each year. As a result, it may take at least two years for a majority of directors to change. Second, under our articles of incorporation, a shareholder may not cumulate votes for the election of directors. As a result, the same majority of shareholders may control the election of each director position. Third, our bylaws impose time limits and other requirements on a shareholder who wants to nominate a director or make a proposal for new business at a shareholder meeting. As a result, the nomination or proposal may be delayed until the shareholder meets these requirements. These provisions may also give our management more time to evaluate and respond to a shareholder nomination or proposal and, if management believes the nomination or proposal is not in the best interests of shareholders, to advocate that it not be adopted.

Our Governing Documents May Make it More Difficult for Another Company to Buy DNB. Our articles of incorporation and bylaws contain provisions that may make it harder for another company to acquire control of DNB. For example, a change in control of DNB cannot occur unless it has been approved by shareholders owning at least 75% of the shares of DNB common stock or by two-thirds of DNB’s directors. In addition, the board of directors may oppose another company’s offer to buy DNB from its shareholders and in doing so may consider many factors not directly involving the current value of DNB stock. We believe these provisions help DNB become more profitable because they let our management concentrate on developing the profitability of DNB’s business for the benefit of our shareholders. As a result of these provisions, if another company tries to offer shareholders a higher price than shareholders can obtain by selling them in the open market, our shareholders may not be able to sell their shares to the other company without the approval of our board of directors.

Future Dividends and a Return on Your Investment are Not Guaranteed. THIS PROSPECTUS DOES NOT REPRESENT A CHANGE IN OUR DIVIDEND POLICY OR A GUARANTEE OF FUTURE DIVIDENDS, WHICH WILL CONTINUE TO DEPEND UPON OUR EARNINGS, FINANCIAL REQUIREMENTS, GOVERNMENT REGULATIONS AND OTHER FACTORS. WE CANNOT ASSURE YOU A PROFIT, OR PROTECT YOU AGAINST LOSSES, ON SHARES PURCHASED PURSUANT TO THE PLAN. THE MARKET PRICE OF COMMON STOCK CAN FLUCTUATE SUBSTANTIALLY. YOU MUST ACCEPT THE RISKS AS WELL AS THE BENEFITS OF THE PLAN.

TERMS AND CONDITIONS OF THE PLAN

The following questions and answers describe our Dividend Reinvestment and Stock Investment Plan, as in effect as of February 21, 2006, the date of this Prospectus.

Purpose and Advantages and Disadvantages of the Plan

1. WHAT IS THE PURPOSE OF THE PLAN?

The primary purpose of the Plan is to provide shareholders of record with a convenient and economical way to purchase additional shares of common stock with reinvested dividends and cash investments.

2. WHAT ARE THE ADVANTAGES OF THE PLAN?

Before deciding whether to participate in the Plan, you should consider the following advantages of the Plan:

●	You may invest additional funds (at least $250 per investment per account) to purchase shares of common stock. The maximum aggregate additional cash investment per quarter is $5,000.

●	You may direct the sale of shares held in your Plan account through the Plan subject to all applicable fees and charges.

●
You may deposit your stock certificates with the Plan administrator, whether or not the common stock represented by such certificates was purchased through the Plan, and have your ownership of such shares maintained by the Plan administrator. This convenience is provided at no cost to you and eliminates the possibility of loss, inadvertent destruction or theft of certificates.

●	You will simplify your record keeping by receiving periodic statements which will reflect all current activity in your Plan account, including purchases, sales and latest balances.

●
The brokerage commissions negotiated by the Plan administrator for buying or selling shares of common stock for or from the Plan on the open market are typically less than those paid by individual investors for such transactions. No brokerage commissions are paid for the purchase of newly issued shares from us.

●	You may transfer shares of common stock held in your Plan account to another account at no cost. Our normal transfer requirements will apply.

●
You will have the convenience of having all or a portion of your cash dividends automatically reinvested in additional shares of common stock as determined by the process described below. Because the Plan administrator will credit fractional shares of common stock to your Plan account, you will receive full investment of your dividends and optional cash investments. Dividends are paid on fractional shares as well as on whole shares maintained in the Plan.

3. WHAT ARE THE DISADVANTAGES OF THE PLAN?

Before deciding whether to participate in the Plan, you should consider the following disadvantages of the Plan:

●	No interest is paid on dividends credited or cash investments made to Plan accounts and held pending investment, reinvestment or return to you.

●	Cash investments sent to the Plan administrator will not be returned to you unless a written request is received by the Plan administrator at least 48 hours prior to the relevant investment date.

●
Requests for the issuance of certificates and the sale of shares from a Plan account will be delayed during a dividend processing period and during the issuance of shares as a result of an acquisition by us. This period may be as long as 15 days.

●
While the brokerage commissions negotiated by the Plan administrator for buying or selling shares of common stock for or from the Plan on the open market are typically less than those paid by individual investors for such transactions, you may be able to negotiate lower brokerage commissions on an individual basis. Brokerage commissions negotiated by the Plan administrator may change from time to time.

●	You cannot designate to the Plan Administrator a specific price at which to sell or purchase shares of common stock.

Plan Administration

4. WHO ADMINISTERS THE PLAN?

The "Plan administrator" is Registrar and Transfer Company, a corporation independent of and not affiliated with us,who administers the Plan for participants, keeps records, sends statements of account to participants, and performs other duties related to the Plan. Shares purchased through the Plan or deposited into safekeeping will be registered in the name of the Plan Administrator or its nominee as agent for participants in the plan.

All inquiries and communications regarding the Plan should include your account number and should be directed to the Plan Administrator at:

Registrar and Transfer Company Attention: Dividend Reinvestment Department 10 Commerce Drive P.O. Box 664 Cranford, NJ 07016 Phone: 1-800-368-5948 Email: info@rtco.com

When writing, please include a daytime telephone number to expedite the Plan administrator's reply.

We may amend, supplement, suspend, modify, or terminate the Plan at any time by written notice to the participants. Thirty (30) days notice of any suspension, termination, or material amendment shall be sent to all participants, who shall in all events have the right to withdraw from the Plan.

Participation In The Plan

5. WHO IS ELIGIBLE TO PARTICIPATE IN THE PLAN?

Any shareholder with common stock registered in his or her name on the records of our transfer agent may enroll in the Plan.

If you already own shares of our common stock and the shares are held in "street name" through a brokerage, bank or other intermediary account, you may be able to arrange for your shares of our common stock to be included in our plan. You should consult directly with the entity holding your shares to determine the manner in which that entity is able to include your shares in our plan. If this is not possible, you will need to request that the entity holding your shares arrange to have some or all of your stock registered in your name and submit an enrollment form to our transfer agent (currently Registrar and Transfer Company) requesting the stock be transferred to our Plan.

If you own shares of our common stock that bear a restriction on the transfer of such shares (sometimes called “restricted shares”), you may sign up for the Dividend Reinvestment Plan. You may continue to hold your certificate or deliver your certificate to Registrar and Transfer Company for safekeeping. See Question 29 for how to deliver shares for safekeeping. When restricted shares held under the Plan are withdrawn from the plan and share certificates are issued for them, the share certificates will bear the same legend as the original shares. See Question 32. If you own additional shares that do not bear a restriction on the transfer of such shares, you should instruct Registrar and Transfer company to set up a separate account for such shares, so that theses shares are not intermingled with the restricted shares.

6. HOW DO YOU ENROLL IN THE PLAN?

If you are one of our shareholders, after you receive a Plan prospectus, you may join the Plan by completing and signing an enrollment form and returning it to the Plan administrator.

Once enrolled in the Plan, you will remain enrolled until you discontinue your participation, until the Plan is terminated or until you cease to be a record holder of common stock. See Question 33.

7. WHEN MAY YOU JOIN THE PLAN?

If you are a shareholder, you may join the Plan at any time by completing and signing an enrollment form and returning it to the Plan administrator. If you want to join in time to have your next dividend included in the Plan and used for purchasing shares, the Plan administrator must receive enrollment forms at least ten (10) business days prior to the dividend payment date. Dividend payment dates currently are on or about the 20th day of March, June, September and December of each year. These dates may change. You may authorize dividend reinvestment for less than all of your shares of our common stock.

Participation Options

8. WHAT PARTICIPATION OPTIONS ARE AVAILABLE IN THE PLAN?

Once enrolled in the Plan, you may buy shares of common stock through any of the following investment options:

● FULL DIVIDEND REINVESTMENT.

This option allows you to have dividends earned on all of your shares of common stock, both in your Plan account and in certificated form, reinvested to purchase additional shares of common stock. Shares purchased through this option will be acquired on or about the last business day of each month in which we pay a cash dividend to our shareholders.

IF YOU DO NOT INDICATE A PARTICIPATION OPTION ON YOUR ENROLLMENT FORM, YOUR ACCOUNT WILL BE ENROLLED IN THE FULL DIVIDEND REINVESTMENT OPTION.

● PARTIAL DIVIDEND REINVESTMENT.

This option allows you to designate a specific number of shares of common stock for dividend reinvestment, with dividends on the balance of your shares to be paid in cash. Shares purchased through dividend reinvestment will be acquired on the last business day of each month in which we pay a cash dividend to our shareholders. Because we normally pay cash dividends during the last month of each calendar quarter, this is likely to occur quarterly.

● ADDITIONAL CASH INVESTMENTS.

If you are a shareholder of record who has submitted a signed enrollment form, you will be eligible to make cash investments, regardless of whether you chose a dividend reinvestment option or which option you chose. Cash investments are subject to the Plan’s quarterly minimum and maximum investment restrictions. See Question 14.

9. MAY YOU CHANGE YOUR PARTICIPATION OPTION?

You may change your participation option by completing and signing a new enrollment form and returning it to the Plan administrator. The change will be effective as of the next dividend record date following receipt by the Plan administrator of the new enrollment form.

10. MAY PARTICIPATION IN THE PLAN BE RESTRICTED?

We reserve the right, in our sole discretion, to restrict or prohibit anyone’s participation in the Plan. We may, at any time, exercise this discretion if we believe that the person’s participation may be contrary to the general intent of the Plan or is in violation of applicable law.

Investments of Cash Dividends and Additional Cash

11. WHAT IS THE PURCHASE PRICE FOR SHARES PURCHASED UNDER THE PLAN?

When common stock is acquired in the open market, the share price paid by you will be the weighted average purchase price of all shares acquired during the purchase period. For common stock issued by us (whether taken out of shares we have purchased and hold in treasury, or shares we have never issued before), the per share price paid by you will be the fair market value of the common stock on the day the shares are purchased. "Fair market value" with respect to any day means the average of the bid and asked prices for shares of our common stock over the most recent three days they are reported, as reported on the NASDAQ Bulletin Board.

We, in our sole discretion, reserve the right to determine whether shares are purchased in the open market or issued by us. We are not required to communicate the source of the shares purchased for the Plan. We can change this choice from time to time. We can also decide that part of the purchases on any date will be made in the open market and the rest directly from us.

Your dividends will be reinvested beginning with the first dividend whose record date occurs at least ten (10) business days after your enrollment in the Plan is completed.

12. HOW DO YOU MAKE ADDITIONAL CASH INVESTMENTS?

Cash investments must be made by a personal check drawn on a financial institution whose main office is located in the United States and payable in United States dollars to "Registrar and Transfer Company," or electronic debit from a specified account. DO NOT SEND CASH. The cash investment will be applied to the purchase of shares for the account of the participant. A completed and signed enrollment form must accompany your initial cash investments. A cash investment form provided by the Plan administrator should accompany all subsequent cash investments to ensure credit to the proper Plan account. See Questions 13 and 35.

13. WHAT IS THE AUTOMATIC MONTHLY INVESTMENT (ELECTRONIC DEBIT) FEATURE OF THE PLAN, AND HOW DOES IT WORK?

You may make voluntary cash payments of not less than $250 per payment nor more than an aggregate total of $5,000 during a calendar quarter by means of a quarterly automatic electronic funds transfer from a designated account with a United States financial institution. Any automatic quarterly investment will be treated as a cash investment.

To initiate automatic quarterly investments, you must complete, sign and return to the Plan administrator an automatic quarterly deduction form with a voided blank check (checking account) or deposit slip (savings account) for the account from which funds are to be drawn. Automatic quarterly deduction forms may be obtained from the Plan administrator. Forms will be processed and will become effective as promptly as practicable.

Once you initiate automatic quarterly investments, funds will be drawn from your designated financial institution account on the fifth business day prior to the last business day of each quarter and will be invested in common stock on or about the last business day of each quarter.

You may change the amount of your automatic quarterly investment or the designated account from which funds are drawn by completing, signing and submitting to the Plan administrator a new automatic quarterly deduction form. To be effective with respect to the next purchase period, however, the Plan administrator must receive the new automatic quarterly deduction form at least five business days preceding the purchase period for which such change is to be effective. Otherwise, the change will be effective the following quarter. You may terminate your automatic quarterly investment by notifying the Plan administrator in writing.

14. IS THERE A MINIMUM AND MAXIMUM CASH INVESTMENT?

Additional cash investments must be at least $250 each. The maximum aggregate cash investment is $5,000 per calendar quarter.

15. WHEN WILL YOUR ADDITIONAL CASH INVESTMENT BE INVESTED?

Plan purchases of common stock are made quarterly as promptly as practicable on or about the last business day of each calendar quarter (the last business day of March, June, September and December each year). Your cash investments must be received by the Plan administrator no later than the fifth business day prior to the last business day of each calendar quarter (that is, at least 5 business days before the last business day in March, June, September or December). Otherwise, cash investments will be held by the Plan administrator and invested at the end of the next calendar quarter.

WE WILL NOT PAY YOU INTEREST ON THE ADDITIONAL CASH YOU SEND US FOR THE PERIOD WE HOLD IT BEFORE IT IS INVESTED. Because interest is not paid on funds pending investment, it is to your benefit to mail your cash investments so they are received shortly before the fifth business day prior to the last business day of each quarter. Funds are considered to be received when delivered, either by overnight delivery, courier delivery, postal service, electronic funds transfer or in person, during the normal business hours of the Plan administrator (see Question 4 for the address).

The Plan administrator reserves the right to delay honoring investment requests for purchasing shares until the Plan administrator confirms receipt of good funds from you. The Plan administrator also reserves the right to delay issuing certificates until the Plan administrator confirms that such shares were purchased with good funds. However, in the event that a check submitted to the Plan administrator for investment is returned unpaid for any reason, the Plan administrator will consider the request for investment of such funds null and void. Any shares purchased upon the prior credit of such funds will be immediately removed from your Plan account. The Plan administrator will be entitled to sell those shares to satisfy any uncollected amounts and impose an appropriate fee. See Question 35. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts and fees, the Plan Administrator will be entitled to sell additional shares of common stock from your Plan account or bill you to satisfy the uncollected balance.

16. WHEN WILL SHARES PURCHASED WITH YOUR CASH INVESTMENTS BE ENTITLED TO RECEIVE DIVIDENDS?

Shares of common stock purchased with your cash investments will be entitled to payment of dividends thereon if the shares were purchased on or before the record date for the next cash dividend.

17. WILL YOUR CASH INVESTMENT BE RETURNED IF YOU CHANGE YOUR MIND?

If you change your mind about investing additional cash after sending us the payment, you may cancel your investment request and request the return of your additional cash if you send the request to us in writing. We will cancel your investment and return any additional cash you sent us if we receive your written request at least 1 week before the date the Plan administrator starts making purchases with it. Because we do not pay you interest on the additional cash you send us for investment, if we return it to you, we will not pay you any interest on it.

18. IS THERE A MINIMUM OR MAXIMUM AMOUNT FOR REINVESTED DIVIDENDS?

Dividends designated for reinvestment through the Plan are not subject to a minimum or maximum dollar amount.

19. WHEN WILL YOUR DIVIDENDS BE REINVESTED?

Your dividends will be reinvested on or about the last business day of each month in which a dividend is paid. We have normally paid cash dividends in the last month of each calendar quarter, so reinvestments of cash dividends will probably occur at the end of each calendar quarter. However, they could occur at other times. Purchases may be made over a number of days, but if for any reason, the Plan administrator is precluded from acquiring shares of our common stock for 30 days after a dividend for dividend reinvestment or 30 days as it relates to optional cash payments, the Plan administrator shall return all such cash amounts to the participant.

20. WHEN WILL SHARES PURCHASED WITH REINVESTED DIVIDENDS BE ENTITLED TO RECEIVE DIVIDENDS?

Shares of common stock purchased with reinvested dividends will be entitled to payment of dividends on the next dividend payment date following the purchase of such shares.

Methods of Purchasing Shares

21. WHAT IS THE SOURCE OF COMMON STOCK PURCHASED THROUGH THE PLAN?

Common stock purchased through the Plan will be purchased, in our sole discretion, either on the open market or directly from us or by a combination of the two. Shares purchased from us will be either newly issued shares allocated from our authorized but unissued shares or treasury shares.

22. HOW IS COMMON STOCK PURCHASED ON THE OPEN MARKET?

The Plan administrator acting through an independent agent will purchase common stock. The independent agent, will have sole discretion in all matters related to such purchases, including the day and time of purchase, purchase price paid, number of shares purchased and the markets or persons through whom the purchases are made.

23. HOW ARE SHARES PURCHASED DIRECTLY FROM US?

For reinvestment of cash dividends, the Plan administrator will purchase shares directly from us on or about the last business day of the month in which we pay a cash dividend. We believe that will normally happen quarterly. For additional cash investments, the Plan administrator will make purchases from us on the last business day of the calendar quarter in which the Plan administrator has received cash from you in time to make the purchases.

24. HOW LONG WILL IT TAKE TO MAKE PURCHASES?

Purchases may be made over a number of days, but if for any reason, the Plan administrator cannot acquire enough shares of our common stock within 30 days after the date that purchases are to start, the Plan administrator will return all cash not used to make purchases to the participants.

25. WHEN WILL SHARES BE CREDITED TO YOUR PLAN ACCOUNT?

Shares will be credited to your Plan account as soon as practicable following the date they are purchased. No shares will be allocated to your account until the date on which the Plan administrator has purchased sufficient shares in the open market to cover the purchases for that period for all Participants in the Plan.

Each Participant's account will be credited with the number of whole and fractional shares (calculated to four (4) decimal places) equal to the amount to be invested for the Participant, divided by the applicable purchase price per share.

26. HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR YOU?

The number of shares of common stock purchased for your Plan account will normally be equal to your cash investment (if any) plus any dividends available for reinvestment, divided by the purchase price of the shares. Your Plan account will then be credited with the calculated number of whole and fractional shares of common stock. If for some reason the Plan administrator cannot acquire enough shares within 30 days after the date that purchases are to start, the Plan administrator will allocate the purchased shares among participants according to the funds to be invested for each participant, and the Plan administrator will return to you any funds that could not be invested.

27. CAN YOU REQUEST THE PURCHASE OF A SPECIFIC NUMBER OF SHARES?

Because the purchase price of the common stock cannot be calculated until the common stock is purchased, you may not request or direct the Plan administrator to purchase a specific number of shares.

Share Certificates

28. WILL CERTIFICATES BE ISSUED FOR SHARES PURCHASED THROUGH THE PLAN?

Shares of common stock purchased through the Plan will be credited to your Plan account. Certificates will not be issued for shares credited to Plan accounts unless you specifically request the Plan administrator in writing to do so or unless your Plan account is terminated. The number of shares credited to your Plan account will be shown on the investment statement. This service eliminates the need for you to find safe storage for your share certificates and protects against the loss, theft or destruction of your stock certificates.

Certificates, when issued, will be issued in the name on the account in which they are held in the Plan. Requests to issue a certificate into another registration must meet our stock transfer requirements and is subject to additional fees. See Questions 35 and 42. If your shares are restricted shares (that is, shares that are subject to a transfer restriction), the share certificates sent to you will bear the same legend as the original shares and you may not be able to transfer those shares until you comply with the restriction requirements. See Question 5 for more information about treatment of restricted shares.

SUBJECT TO ANY RESTRICTION ON RESALE OF THE SHARES THAT OTHERWISE APPLIES, YOU MAY CONTINUE TO SELL AS MANY SHARES OF COMMON STOCK AS YOU WISH THROUGH A BROKER ONCE SUCH SHARES ARE IN CERTIFICATED FORM.

Safekeeping of Certificates

29. CAN CERTIFICATES BE RETURNED TO THE PLAN ADMINISTRATOR TO BE HELD IN THE PLAN ACCOUNT?

Certificates for common stock may be returned to the Plan administrator to take advantage of the safekeeping feature of the Plan. The certificates should not be endorsed, and delivery by registered mail is recommended. The certificates should be submitted with a new enrollment form with the appropriate options checked thereon. You may submit certificates for safekeeping upon initial enrollment in the Plan or at any time while participating in the Plan. See Question 5 about special treatment for restricted shares. See Question 35 about fees for safekeeping of your share certificates.

Sale of Plan Shares

30. HOW MAY YOU SELL YOUR PLAN SHARES?

You may sell all or any portion of your Plan shares by notifying the Plan administrator in writing to that effect and by specifying in the notice the number of shares to be sold. Such request must be signed by all persons in whose name the account is registered and be accompanied by such other documentation as the Plan administrator may reasonably require. IF YOUR SHARES ARE RESTRICTED SHARES (THAT IS, SHARES THAT ARE SUBJECT TO A TRANSFER RESTRICTION), YOU MAY NOT BE ABLE TO TRANSFER THOSE SHARES UNTIL YOU COMPLY WITH THE RESTRICTION REQUIREMENTS. See Question 5 for more information about treatment of restricted shares.

31. WHEN WILL PLAN SHARES BE SOLD?

Within fifteen (15) days after the date such notice is received, the Plan administrator will execute a sale order and will deliver to the Participant a check for the proceeds of the sale, less any brokerage commissions, Plan administrator fees, applicable withholding tax and transfer tax incurred. See Question 35 for the fees that will apply. However, notices received within the period commencing fifteen (15) days prior to the dividend payment date through the reinvestment date will be processed immediately after the reinvestment date.

If sufficient fractional shares of other Plan participants are also being sold, the fractional shares may, if we elect, be combined and sold on the market and you will receive your proportionate share of any net sale proceeds after deducting brokerage commissions and other applicable fees. Otherwise, we will purchase the fractional shares from you at the price shares would be purchased directly from us under the Plan, but we will not charge you a brokerage commission for purchasing the fractional shares.

Checks will only be issued payable to the registered Plan account owner.

Because the Plan generally describes when shares are to be purchased and sold by the Plan Administrator and, depending upon circumstances, the Plan Administrator will decide exactly when to purchase or sell shares, neither we nor you will have the authority or power to control the timing or pricing of shares that are purchased or sold or, if the Plan Administrator makes purchases in the market, the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear the market risk associated with fluctuation in the price of DNB Common Stock. For example, if you send in a request to sell shares, it is possible that the market price of DNB shares could go down or up before the broker sells your shares. In addition, you will not earn interest on a sales transaction.

Termination of Plan Participation

32. HOW MAY YOU TERMINATE PARTICIPATION IN THE PLAN?

You may terminate your participation in the Plan either by selling all the shares in your Plan account or by having a certificate issued for a specific number of whole shares held in your Plan account and then selling the balance of the shares. See Questions 28, 30 and 31. See Question 5 for special provisions about restricted shares.

Certificates cannot be issued for fractional shares. Fractional shares must be sold when terminating participation.

You must notify the Plan administrator in writing of your intention to terminate your participation in the Plan. All Plan account owners must sign the request and indicate whether you wish to receive a stock certificate or to have the Plan administrator sell your shares. In order to terminate participation in the Plan, all signatures on requests to sell shares must be guaranteed by a bank, brokerage firm, or credit union which participates in a Signature Medallion Guarantee Program.

Cash investments received prior to the request to terminate Plan participation will be invested beginning on the next investment date unless you timely request the return of such cash investment. See Question 17.

The termination of Plan participation will be delayed if the request is received during a dividend-processing period. This is a 15 to 20 business day period which begins on the date prior to the payment date of the dividend.

33. MAY YOUR PLAN PARTICIPATION BE TERMINATED WITHOUT YOUR CONSENT?

If you do not maintain at least one whole share of common stock in a Plan account, the Plan administrator may terminate your participation in the Plan. If your participation in the Plan has been terminated, you will receive a check for the value, as determined under the Plan, of any fractional share in the Plan account.

In addition, we reserve the right, in our sole discretion, to terminate anyone's participation in the Plan for any reason or no reason. If your Plan participation is terminated, you will receive a certificate for whole shares of common stock and a check for the cash value of any fractional share held in the Plan account.

34. WHAT AMOUNT WILL BE DISTRIBUTED IF YOU SUBMIT A WRITTEN REQUEST FOR LIQUIDATION OF ALL PLAN SHARES?

The person(s) named on the Plan account will receive a check representing the sale price of the shares, less any brokerage commission, any withholding required under applicable tax laws and any other unpaid services charges or fees applicable to the account. See Questions 31 and 35.

Costs

35. WHAT FEES AND COSTS WILL YOU PAY TO PARTICIPATE IN THE PLAN?

The fees and charges for Plan transactions are as follows:

Dividend Reinvestment	We will pay any brokerage commissions and transfer fees.
Cash Investment	We will pay any brokerage commissions and transfer fees.
Safekeeping of Share Certificates you send the Plan Administrator	We will pay this fee.
Sale of shares held in the Plan	$15.00 fee per sale plus any applicable brokerage commissions and transfer fees and charges of third parties, if any.
If any check you send us is returned to us unpaid	$40.00 for each return of each check.
Stock Certificate Issuance	$10.00 per certificate
Duplicate Statements	$5.00 per copy for statements from current year, $10.00 per copy for statements from prior years.
Termination of Plan participation	$10.00 per account terminated.
Sale requests of $10,000 or higher
A Medallion Signature Guarantee is required for your signature ordering the Plan Administrator to sell shares, and you will bear the cost of this. The fee for a Medallion Signature Guarantee will be determined by the institution giving you the signature guarantee.

WE MAY CHANGE THESE FEES OR ADD NEW FEES OR CHANGE THE RATES OR TERMS ON WHICH THEY APPLY, AT ANY TIME, BUT WE WILL NOT DO SO UNTIL AFTER WE SEND YOU WRITTEN NOTICE OF ANY CHANGE.

We pay most of the costs of mailings, materials and other administration costs of the Plan. All fees and charges for the Plan are subject to change upon notice to you. You will share proportionately in brokerage commissions incurred by the Plan administrator in connection with open market transactions involving shares of our common stock. There will be no brokerage commissions when shares are purchased directly from us.

Reports To Participants

36. WHAT REPORTS ARE SENT TO YOU?

You will receive an investment statement each period in which an investment, sale, transfer or withdrawal occurs in your Plan account. THIS STATEMENT WILL PROVIDE DETAILED ACCOUNT INFORMATION AND SHOULD BE RETAINED FOR TAX PURPOSES.

You will also receive copies of all shareholder communications from us such as quarterly reports, annual reports and notices of shareholder meetings and proxy materials.

You will receive an IRS Form 1099-DIV showing total dividends reported to the Internal Revenue Service which were paid to you both on shares held of record and Plan account shares. An IRS Form 1099-B will be provided for reporting proceeds from the sale of shares through the Plan. See Question 45 for further information regarding tax reporting.

Other Information

37. WHAT HAPPENS IF WE HAVE A RIGHTS OFFERING, ISSUE A STOCK DIVIDEND OR DECLARE A STOCK SPLIT OR REVERSE STOCK SPLIT?

In the event that we should make available to our shareholders rights to purchase additional shares of common stock or other securities, the administrator will sell or direct the sale of the rights accruing to shares held in your Plan accounts and apply the net proceeds of such sales to the purchase of additional shares of common stock. Any dividends in the form of shares of common stock and any shares resulting from a common stock split on shares held in your Plan account will be credited to your Plan account. Any reverse stock split or other transaction in which the aggregate number of shares outstanding is reduced will result in a proportionate reduction of the number of shares in your account.

38. HOW WILL YOUR SHARES BE VOTED AT MEETINGS OF SHAREHOLDERS?

Prior to a shareholders meeting, you will receive our proxy statement and a proxy card representing Plan account shares you own, as well as any other shares of common stock you hold of record. If the materials sent to you indicate that you may do so, you may deliver your signed proxy card directly to us, or to the Plan Administrator or broker, or you may appear at the meeting and vote your shares in person. If the materials sent to you indicate that the Plan administrator will vote your Plan account shares, the Plan administrator will vote your Plan account shares in accordance with your written instructions. To the extent the Plan administrator does not receive your written instructions, the Plan administrator will not vote your shares held in your Plan account. Your fractional shares will not be entitled to any votes.

39. WHAT ARE THE RESPONSIBILITIES OF OUR AGENTS AND US UNDER THE PLAN?

The Plan administrator, any other independent agent appointed by us pursuant to the Plan, DNB Financial Corporation, DNB First, National Association, and their respective shareholders, directors, officers, employees and agents will not be liable for any act performed in good faith or for any good faith omission to act with respect to the Plan, including, without limitation, any claim of liability arising out of failure to terminate your account upon your death, prior to receipt of notice in writing of the death or with respect to the prices or times at which, or sources from which, shares are purchased or sold for your Plan accounts, or with respect to any fluctuation in the market value of the common stock before or after any purchase or sale of shares.

40. MAY THE PLAN BE CHANGED OR DISCONTINUED?

We reserve the right, in our sole discretion, to suspend, modify or terminate the Plan at any time without prior notice to you. Any suspension, modification or termination of the Plan will be communicated by us or the Plan administrator to all Plan participants.

41. MAY COMMON STOCK HELD IN A PLAN ACCOUNT BE PLEDGED AS COLLATERAL?

You may NOT pledge or grant a lien, security interest or other encumbrance, or assign your rights to, your Plan account or any of the shares of common stock so long as they are held in a Plan account under your name. In order to do so, you must request that the shares be withdrawn and a certificate issued to you for those shares. If your Plan account holds any restricted shares (that is, shares whose transfer is subject to special restrictions), you may not be able to pledge those shares unless you comply with the transfer restrictions. See Questions 5, 29 and 32 for more information about the treatment of restricted shares.

42. MAY COMMON STOCK HELD IN A PLAN ACCOUNT BE TRANSFERRED OR ASSIGNED TO ANOTHER PERSON?

Yes, you may transfer any shares in your Plan account to someone else, but you may only do this by giving written instructions to the Plan Administrator and signing and returning such other documents as the Plan administrator requires. IF YOUR PLAN ACCOUNT HOLDS ANY RESTRICTED SHARES (THAT IS, SHARES WHOSE TRANSFER IS SUBJECT TO SPECIAL RESTRICTIONS), YOU MAY NOT BE ABLE TO PLEDGE THOSE SHARES UNLESS YOU COMPLY WITH THE TRANSFER RESTRICTIONS. When you satisfy the Plan requirements and (if applicable) any transfer restrictions applicable to any restricted shares, the shares can be credited to the assignee’s account under the Plan, or the Plan administrator will issue a certificate for the transferred shares, either in the name of the original Plan account owner or in the name of the transferee, according to the documents submitted to and the requirements of the Plan administrator. See Questions 5, 29 and 32 for more information about the treatment of restricted shares.

43. HOW MAY INSTRUCTIONS BE GIVEN TO THE PLAN ADMINISTRATOR?

Although currently all instructions from you to the Plan administrator are required to be in writing, the Plan administrator may in the future allow certain instructions to be given by telephone, by electronic means, or in any other manner as determined by the Plan administrator.

44. WHO INTERPRETS THE PLAN?

Any questions of interpretation arising under the Plan will be determined by us and the Plan Administrator, in our sole discretion, and any such determination will be final. Questions or correspondence relating to the interpretation or administration of the Plan should be directed to:

Registrar and Transfer Company
Attention: Dividend Reinvestment Department
10 Commerce Drive
P.O. Box 664
Cranford, NJ 07016

Phone: 1-800-368-5948
Email: info@rtco.com

Federal Income Tax Information

45. WHAT ARE SOME OF THE TAX CONSEQUENCES OF YOUR PARTICIPATION IN THE PLAN?

The following is a summary of all material federal income tax consequences of participation in the Plan. This summary is for general information only and does not constitute tax advice. This summary does not reflect every possible tax outcome or consequence that could result from participation in the Plan. This summary does not discuss your tax consequences if you are not a United States citizen or a resident alien. You must consult your own tax advisors to determine the tax consequences particular to your situation, that may result from your participation in the Plan and your subsequent sale of shares acquired pursuant to the Plan. This summary does not describe any applicable state, local or foreign income tax or other tax consequences. Any state tax consequences will vary from state to state, and any tax consequences to you if you reside outside of the United States will vary from jurisdiction to jurisdiction.

Reinvestment of Dividends

If the shares are purchased from us without brokerage commissions, participants will be considered to have received a dividend for federal income tax purposes equal to the fair market value as of the investment date of the shares purchased with the reinvested dividends. If the shares are purchased through market transactions, participants will be treated as having received a dividend equal to the cash dividend paid by us increased by the amount of brokerage fees and charges paid to the agent by us. Those dividend amounts will become your basis in the shares purchased, and your holding period of those shares will begin on the day following the date of purchase.

Optional Cash Payments

For shares purchased from us, participants who elect to invest in additional shares by making optional cash payments will be treated for federal income tax purposes as having received a dividend equal to the excess (if any) of (i) the fair market value on the investment date of the shares purchased, over (ii) the optional cash payments made. You will not be deemed to have received a dividend with respect to shares acquired by purchases in market transactions, except to the extent of brokerage fees and charges paid to the agent by us. Your tax basis in the shares purchased will be equal to the cost paid by you in acquiring the stock, plus the amount (if any) treated as a dividend for federal income tax purposes, and the participant’s holding period for those shares will begin on the day following the date of purchase.

Additional Information Applicable to Reinvestment of Dividends and Optional Cash Payments

 The dividend income received by a corporate stockholder generally is eligible for a 70 percent dividends-received deduction under current federal tax laws. You will not realize any taxable income upon the receipt of whole shares credited to your account, either upon your request for certificates or book-entry registration for those shares or upon withdrawal from or termination of the Plan. However, if you receive, upon withdrawal from or termination of the Plan, a cash payment for a fractional share credit in your account, you will be treated as having redeemed the fractional share of stock and accordingly will recognize gain or loss for tax purposes equal to the difference between the cash payment and your tax basis of that fractional share. You will realize gain or loss upon the sale or exchange of shares after withdrawal from the Plan. The amount of that gain or loss will be the difference between the amount that you receive for each whole share and your tax basis for the shares. A participant’s (including a foreign stockholder) dividends that are subject to United States income tax withholding will have the amount of the tax to be withheld deducted from those dividends before reinvestment in additional shares for that participant’s Plan account. Statements confirming purchases made for those participants will indicate that tax has been withheld. Pursuant to Internal Revenue Service regulations, the amount of tax to be withheld will be determined by applying the applicable withholding rate to an amount equal to the sum of the amount of cash dividends that the participant would have received had the dividends been paid to the participant in cash plus brokerage fees and charges paid to the agent by us.

Tax Relief Act

The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Tax Relief Act, reduced the maximum rate of tax imposed on most dividends received by individuals from the higher marginal income tax rates to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008). This provision applies to dividends received in taxable years beginning after December 31, 2002 and before January 1, 2009. The Tax Relief Act is unclear about whether dividends representing brokerage fees and charges paid to the agent by us qualify for the reduced rates. In order to be eligible for the reduced rate described above, an individual stockholder must own our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Also, if an individual receives an “extraordinary dividend” within the meaning of Section 1059 of the Internal Revenue Code (i.e., a dividend which equals or exceeds 10 percent of the individual’s tax basis in our common stock) which is eligible for the reduced rate, any loss on a subsequent sale of the stock with respect to which such dividend is made is treated as a long-term capital loss to the extent of such dividend. For purposes of determining the amount of deductible investment interest, a dividend is treated as investment income only if the individual elects to treat the dividend as not eligible for the reduced rate. For sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009, the Tax Relief Act also reduces the top individual tax rate on adjusted net capital gains from 20 percent (10 percent for individuals in the lower tax bracket) to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008).

For participants who are subject to U.S. withholding tax, backup withholding or foreign taxes, we will withhold the required taxes from the gross dividends or proceeds from the sale of shares. The dividends or proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes.

DESCRIPTION OF COMMON STOCK

Up to 350,000 shares of common stock have been registered for issuance in connection with the Plan for purchases of newly issued shares directly from us.

We are authorized by our articles of incorporation to issue an aggregate of up to 10,000,000 shares of common stock, par value $1.00 per share. Our articles of incorporation also authorize us to issue up to 1,000,000 shares of preferred stock, par value $10.00 per share. No other class of capital stock is authorized. On the date of this Prospectus, we had 2,367,069 shares of common stock issued and outstanding.

The common stock to be registered in connection with this offering is of the same class as our common stock registered pursuant to Section 12 of the Exchange Act. Descriptions of our common stock and the terms applicable to it are contained in our registration for the common stock on Form 8-A filed with the Commission on April 4, 1988, and in our Amended and Restated Articles of Incorporation filed as Exhibit 3(i) to our Form 10-Q filed with the Commission on August 14, 2001 (File No. 0-16667).

USE OF PROCEEDS

The net proceeds from the sale of newly issued shares of common stock issued under the Plan will be used for general corporate purposes, which may include investment, operating or capital expenditures, the reduction of indebtedness, investments at the holding company level, investments in or extensions of credit to our banking and nonbanking subsidiaries and other banks and companies engaged in other financial service activities, the purchase of our outstanding equity securities and possible acquisitions. The precise amounts and timing of the application of net proceeds will depend upon our funding requirements and the availability of other funds. Based upon our past and anticipated growth, we may engage in additional financings of a character and amount to be determined as the need arises.

We will not receive any funds under the Plan from the purchase of shares of our common stock in market transactions.

PLAN OF DISTRIBUTION

Shares you will purchase under the Plan are not being sold to you through underwriters. An independent agent acting on behalf of the Plan will purchase some shares in open market transactions. Other shares may be purchased directly from us. We will pay brokerage commissions and transfer fees related to purchases of share in the open market for participants in the Plan. However, participants will pay brokerage commissions, transfer fees and other fees connected with the sale of any shares they hold under the Plan. Participants also may have to pay the other types of fees, commissions and charges described in this Prospectus. For the most typical fees and charges, see Question 35 above.

Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of shares of our common stock so purchased.

Our common stock may not be available under the Plan in all states. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted.

EXPERTS

The consolidated financial statements of DNB Financial Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered pursuant to this prospectus have been passed upon for us by our counsel Stradley Ronon Stevens & Young, LLP, Philadelphia, Pennsylvania.

INDEMNIFICATION

Our directors and executive officers are entitled to indemnification as expressly permitted by the provisions of the Pennsylvania Business Corporation Law and our articles of incorporation and bylaws. We also have directors’ and officers’ liability insurance, which provides, in general, insurance to our directors and officers against loss by reason of any of their wrongful acts, subject to the terms and conditions of the policy. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be paid by the Company in connection with the offering described in this registration statement. All amounts are estimates, except the SEC registration fee.

SEC Registration Fee	$767.73
Transfer Agent/Administrator Fees	$15,000.00
Printing Costs	$4,000.00
Legal Fees and Expenses	$20,000.00
Accounting Fees and Expenses	$5,000.00
TOTAL	$44,767.73

Item 15. Indemnification of Directors and Officers.

Sections 1741 and 1747 of the Pennsylvania Business Corporation Act, as amended (the “Act”), provides for indemnification of, and insurance for any person who is or was a representative of the Company and specifically empowers the Company to indemnify, subject to the standards therein prescribed, any person who is or was a representative of the Company in connection with any action, suit or proceeding brought or threatened by reason of the fact that he is or was a representative of the Company. Articles 23 and 24 of the Company’s Bylaws require the Company to indemnify each of the Company’s directors and officers in such capacity in which any such director or officer acts for or on behalf of the Company including as an employee or agent.

The Bylaws provide that the Company will indemnify any officer or director who was or is a party to, or is threatened to be made a party to, or who is called to be a witness in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was an officer or director of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, the Company will indemnify any officer or director who was or is a party to, or is threatened to be made a party to, or who is called as a witness in connection with, any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, and/or employee or agent of a corporation, partnership, joint venture, trust or other enterprise against amounts paid in settlement and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of, or serving as a witness in, such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. No indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for misconduct in the performance of his duty to the Company.

The Bylaws permit the payment of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding.

As provided in the Bylaws, the Company may purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company, or is or was serving at the request of the Company as an officer or director of a corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.

The Company will not indemnify any officer or director in any case where the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The Bylaws also provide that a director of the Company will not be personally liable for monetary damages as such for any action taken or for any failure to take any action, unless:

(a) the director has breached or failed to perform the duties of his office, and

(b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

The Bylaws exclude:

(a) the responsibility or liability of a director pursuant to a criminal statute, or

(b) the liability of a director for the payment of taxes pursuant to local, state or federal law.

Item 16. Exhibits.

See the Exhibit Index attached to this Registration Statement.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy or expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit	Description

(5)	Opinion of Stradley, Ronon, Stevens & Young, LLP.

(15)	Consent of Independent Registered Public Accounting Firm--KPMG LLP.

(23)	Consents.

(a) Consent of Stradley, Ronon, Stevens & Young, LLP (included in Exhibit 5).

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Downingtown, State of Pennsylvania, on February 21, 2006.

DNB FINANCIAL CORPORATION
(Registrant)

By /s/ Bruce E. Moroney
Bruce E. Moroney
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

(Signature)	(Date)
/s/ William S. Latoff	February 21, 2006
William S. Latoff
Chairman of the Board and Chief Executive Officer
Director

/s/ Bruce E. Moroney	February 21, 2006
Bruce E. Moroney
Chief Financial Officer
(Principal Accounting Officer)

/s/ William J. Hieb	February 21, 2006
William J. Hieb
President and Director

/s/ Mildred R. Joyner	February 21, 2006
Mildred R. Joyner
Director

/s/ James J. Koegel	February 21, 2006
James J. Koegel
Director

/s/ Eli Silberman	February 21, 2006
Eli Silberman
Director

/s/ James H. Thornton	February 21, 2006
James H. Thornton
Director